Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

RULE 2.9 ANNOUNCEMENT

Jersey, Channel Islands, 31 December 2018 - Randgold Resources confirms that, in accordance with the Disclosure and Transparency Rules and Rule 2.9 of the City Code on Takeovers and Mergers (the “Code”), as at the close of business on 28 December 2018 (being the latest practicable date prior to the date of this announcement), its issued share capital consisted of 95,246,378 ordinary shares of $0.05 each. The International Securities Identification Number (“ISIN”) for the Company’s ordinary shares is GB00B01C3S32. The Company has an American Depositary Share (“ADS”) programme for which Citibank, N.A. acts as depositary. One ADS represents one ordinary share of of $0.05 each, with ISIN US7523443098. The ADSs trade on the NASDAQ Global Select Market.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources.

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com